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外国法事務弁護士事務所
(ニューヨーク法)

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June 28, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Sumitomo Corporation/File No. 82-34680
Submission of Information Required under Rule 12g3-2(b) of the
Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Sumitomo Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit herewith the following information pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

a) Annual Securities Report dated June 22, 2004 [in Japanese].

   Annual Securities Report (including audited financial results) filed with the Director of Kanto Local Finance Bureau pursuant to Article 24-1 of the Securities and Exchange Law of Japan (the "Securities and Exchange Law") stating the results for the fiscal year ended March 31, 2004.

b) Securities Registration Statement dated June 23, 2004 [in Japanese].

   Securities Registration Statement filed with the Kanto Local Finance Bureau pursuant to Articles 5 of the Securities and Exchange Law in connection with the public offering of shares of the Company's common stock in Japan.

c) Prospectus dated June 2004 [in Japanese].

   Prospectus distributed in Japan to prospective purchasers pursuant to Article 13 of the

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Securities and Exchange Law in connection with the public offering of shares of the Company's common stock in Japan.

d) Extraordinary Report dated June 23, 2004 [in Japanese].

Extraordinary Report filed with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with the international placement of shares of the Company's common stock.

e) Amendment to Annual Securities Report dated June 25, 2004 [in Japanese].

Amendment to Annual Securities Report filed with the Director of Kanto Local Finance Bureau pursuant to Article 24-2 of the Securities and Exchange Law.

f) Amendment to Securities Registration Report dated June 25, 2004 [in Japanese].

Amendment to Securities Registration statement filed with the Kanto Local Finance Bureau pursuant to Article 7 of the Securities and Exchange Law.

g) First Amendment to Prospectus dated June 2004 [in Japanese].

Amendment to Prospectus distributed in Japan to prospective purchasers pursuant to Article 13 of the Securities and Exchange law.

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned at +81-3-3597-8101. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Tong Yu /ams

Tong Yu

Enclosure

cc. Tomoyasu Minohara
Sumitomo Corporation
Lisa Yano
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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